UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 31, 2014
Commission File Number 001-15244
CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
On July 31, 2014, the Credit Suisse Financial Report 2Q14 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the sections of the attached Financial Report entitled “Dear shareholders”, “Investor information” and “Financial calendar and contacts”.
Credit Suisse Group AG files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). Credit Suisse Group AG’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information about the Group is included in this report on Form 6-K, which should be read together with the Group’s annual report on Form 20-F for the year ended December 31, 2013 (Credit Suisse 2013 20-F), the financial report for the first quarter of 2014, furnished to or filed with the SEC on Form 6-K on May 2, 2014, and the financial report for the second quarter of 2014, furnished to or filed with the SEC as Exhibit 99.1 hereto.
References herein to “CHF” are to Swiss francs.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2013 20-F, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects

SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2014 (6M14) compared to the six months ended June 30, 2013 (6M13) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2014. The Group’s financial report for the second quarter of 2014 (Credit Suisse Financial Report 2Q14), filed as Exhibit 99.1 hereto, includes unaudited financial information for 6M14 and 6M13.

Credit Suisse

For 6M14, we recorded net income attributable to shareholders of CHF 159 million, compared to net income attributable to shareholders of CHF 2,348 million in 6M13. Our results for 6M14 mainly reflected the CHF 1,618 million charge relating to the final settlement of all outstanding US cross-border matters and continued low interest rate environment.

Core Results
Core Results include the results of our two segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have significant economic interests (SEI). The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Core Results revenues are impacted by changes in credit spreads on our fair-valued long-term vanilla debt, debit valuation adjustments relating to certain structured notes liabilities carried at fair value. Core results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility. Our Core Results reflect these changes in the Corporate Center.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
In the fourth quarter of 2013, we created non-strategic units within our Private Banking & Wealth Management and Investment Banking divisions and separated non-strategic items in the Corporate Center to further accelerate our reduction of capital and costs associated with non-strategic activities and positions and to shift resources to focus on our strategic businesses and growth initiatives.
Certain reclassifications have been made to prior periods to conform to the current presentation.

Credit Suisse and Core Results
	Core Results		Noncontrolling Interests without SEI		Credit Suisse
in	6M14	6M13	6M14	6M13	6M14	6M13
Statements of operations (CHF million)
Net interest income	4,773	4,439	(9)	7	4,764	4,446
Commissions and fees	6,587	6,798	(3)	(12)	6,584	6,786
Trading revenues	816	2,190	19	(18)	835	2,172
Other revenues	726	421	383	216	1,109	637
Net revenues	12,902	13,848	390	193	13,292	14,041
Provision for credit losses	52	73	0	0	52	73
Compensation and benefits	5,946	5,904	20	13	5,966	5,917
General and administrative expenses	5,128	3,599	3	6	5,131	3,605
Commission expenses	746	927	0	0	746	927
Total other operating expenses	5,874	4,526	3	6	5,877	4,532
Total operating expenses	11,820	10,430	23	19	11,843	10,449
Income from continuing operations before taxes	1,030	3,345	367	174	1,397	3,519
Income tax expense	850	971	0	0	850	971
Income from continuing operations	180	2,374	367	174	547	2,548
Income/(loss) from discontinuing operations	6	(3)	0	0	6	(3)
Net income	186	2,371	367	174	553	2,545
Net income attributable to noncontrolling interests	27	23	367	174	394	197
Net income attributable to shareholders	159	2,348	–	–	159	2,348

Strategic and non-strategic results
	Strategic results		Non-strategic results		Core Results
in / end of	6M14	6M13	6M14	6M13	6M14	6M13
Statements of operations (CHF million)
Net revenues	12,877	13,813	25	35	12,902	13,848
Provision for credit losses	43	39	9	34	52	73
Compensation and benefits	5,527	5,531	419	373	5,946	5,904
Total other operating expenses	3,600	3,949	2,274	577	5,874	4,526
Total operating expenses	9,127	9,480	2,693	950	11,820	10,430
Income/(loss) from continuing operations before taxes	3,707	4,294	(2,677)	(949)	1,030	3,345
Income tax expense/(benefit)	1,000	1,237	(150)	(266)	850	971
Income/(loss) from continuing operations	2,707	3,057	(2,527)	(683)	180	2,374
Income/(loss) from discontinued operations	0	0	6	(3)	6	(3)
Net income/(loss)	2,707	3,057	(2,521)	(686)	186	2,371
Net income attributable to noncontrolling interests	27	23	0	0	27	23
Net income/(loss) attributable to shareholders	2,680	3,034	(2,521)	(686)	159	2,348

Results summary
In 6M14, we recorded net income attributable to shareholders of CHF 159 million, compared to CHF 2,348 million in 6M13. Net revenues were CHF 12,902 million compared to CHF 13,848 million in 6M13. Total operating expenses were CHF 11,820 million, up 13%. Our 6M14 results included the CHF 1,618 million charge relating to the final settlement of all outstanding US cross-border matters.
In 6M14, Private Banking & Wealth Management reported income before taxes of CHF 263 million and net revenues of CHF 6,286 million.
In 6M14, the strategic businesses for Private Banking & Wealth Management reported income before taxes of CHF 1,847 million and net revenues of CHF 5,963 million. Compared to 6M13, net revenues decreased 4% primarily reflecting lower net interest income and decreased transaction- and performance-based revenues. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on slightly higher average deposit volumes and stable loan margins on higher average loan volumes. The decrease in transaction- and performance-based revenues reflected lower revenues across most major revenue categories, primarily from foreign exchange client business, semi-annual performance fees from Hedging-Griffo and sales and trading revenues. Stable recurring commissions and fees reflected decreased investment product management fees, offset by higher discretionary mandate management fees, higher asset management fees and slightly higher banking services fees. Total operating expenses were 8% lower compared to 6M13. Compensation and benefits decreased 7%, mainly reflecting lower salary expenses, driven by lower headcount, and general and administrative expenses decreased 9%, primarily reflecting the results of the ongoing efficiency measures and lower expense provisions.
The Wealth Management Clients business in 6M14 reported pre-tax income of CHF 1,147 million and net revenues of CHF 4,091 million. Net revenues decreased 5% compared to 6M13, with lower net interest income and lower transaction- and performance-based revenues. Lower net interest income reflected the low interest rate environment, significantly lower deposit margins on stable average deposit volumes, slightly lower loan margins on higher average loan volumes and lower levels of deposits eligible as stable funding. Transaction- and performance-based revenues decreased, mainly reflecting lower foreign exchange client business, decreased equity participations income, due to an increased dividend in 2Q13 related to an ownership interest in SIX Group AG, lower brokerage and product issuing fees and lower sales and trading revenues. Recurring commissions and fees were stable, driven by lower investment product management fees, offset by higher discretionary mandate management fees, higher banking services fees and slightly higher investment account and services fees.
The Corporate & Institutional Clients business in 6M14 reported pre-tax income of CHF 457 million and net revenues of CHF 967 million. Net revenues decreased 4% compared to 6M13, driven by lower net interest income, decreased other revenues and lower transaction- and performance-based revenues, partially offset by higher recurring commissions and fees. The decrease in net interest income reflected the low interest rate environment, significantly lower deposit margins on higher average deposit volumes and lower levels of deposits eligible as stable funding, partially offset by higher loan margins on higher average loan volumes. Lower other revenues reflected a fair value decrease on Clock Finance, a credit securitization transaction. The decrease in transaction- and performance-based revenues reflected lower sales and trading revenues and lower brokerage and product issuing fees, partially offset by slightly higher foreign exchange client business. Higher recurring commissions and fees mainly reflected higher discretionary mandate management fees and slightly higher banking services fees, partially offset by lower investment product management fees.
The Asset Management business in 6M14 reported pre-tax income of CHF 243 million and net revenues of CHF 905 million. Net revenues were stable compared to 6M13, with stable fee-based revenues, reflecting lower carried interest on realized private equity gains and the absence of performance fees from Hedging-Griffo funds due to year-to-date returns performing below their respective high-water marks, offset by higher asset management fees due to higher average assets under management, higher placement fees and higher equity participations income.
In 6M14, the non-strategic businesses for Private Banking & Wealth Management reported a loss before taxes of CHF 1,584 million, primarily reflecting the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters.
In 6M14, Investment Banking reported income before taxes of CHF 1,579 million and net revenues of CHF 6,758 million.
In 6M14, the Investment Banking strategic businesses reported income before taxes of CHF 2,158 million and net revenues of CHF 6,958 million. Compared to 6M13, net revenues decreased 9%, primarily reflecting lower results in our fixed income and equities trading businesses. Fixed income sales and trading revenues declined 11% compared to 6M13, driven by continued weakness in global macro products across foreign exchange, rates and commodities. The decline in fixed income sales and trading revenues was partially offset by continued investor demand for yield products, specifically credit and securitized products. Equity sales and trading revenues declined

13% compared to 6M13, driven by less favorable trading conditions, including a low volatility and low volume environment, resulting in reduced client activity in many of our businesses. Underwriting and advisory revenues were 4% higher compared to 6M13, driven by strong equity underwriting performance and continued momentum in advisory. Results in 6M14 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which negatively impacted revenues and favorably impacted expenses. Compared to 6M13, revenues decreased 9% and total operating expenses decreased 2% in Swiss francs, whereas revenues were down 4% and total operating expenses increased 3% in US dollars.
In Swiss francs, compensation and benefits increased 3%, driven by higher discretionary compensation expense reflecting the impact of a change in compensation accrual methodology, and higher deferred compensation expense, as new award accruals more than offset roll-offs from prior year awards. Additionally, total other operating expenses declined 9%, primarily reflecting the results of the ongoing efficiency measures and lower commissions expenses.
As of the end of 2Q14, we reported Basel III risk-weighted assets in our strategic businesses of USD 168 billion, up USD 13 billion from 2Q13. Additionally, we reported Swiss leverage exposure in our strategic businesses of USD 781 billion, a decrease of USD 44 billion from 2Q13.
The Investment Banking non-strategic businesses in 6M14 reported a loss before taxes of CHF 579 million and net revenue losses of CHF 200 million compared to a loss before taxes of CHF 660 million and net revenue losses of CHF 276 million in 6M13. The smaller loss reflected portfolio net valuation gains and improved funding costs from proactive management of both our legacy debt instruments and trading assets. Total operating expenses were stable compared to 6M13, reflecting lower compensation and benefits offset by higher general and administrative expenses. As of the end of 2Q14, we reported Basel III risk-weighted assets in our non-strategic businesses of USD 13 billion, down USD 7 billion from 2Q13. Additionally, we reported Swiss leverage exposure in our non-strategic businesses of USD 72 billion, reflecting a decrease of USD 21 billion from 2Q13.
Corporate Center loss before taxes was CHF 812 million in 6M14. The loss included CHF 198 million of business realignment costs, IT architecture simplification expenses of CHF 142 million, net fair value losses on own long-term vanilla debt of CHF 121 million and fair value losses on stand-alone derivatives of CHF 9 million. The fair value losses on own vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. In 6M13, Corporate Center pre-tax loss of CHF 507 million primarily reflected business realignment costs of CHF 225 million, legacy funding costs of CHF 43 million, net fair value losses on own long-term vanilla debt of CHF 20 million, fair value gains from debit valuation adjustment on structured notes of CHF 38 million and fair value gains on stand-alone derivatives of CHF 32 million.
Provision for credit losses were net provisions of CHF 52 million in 6M14, with net provisions of CHF 56 million in Private Banking & Wealth Management and net releases of CHF 5 million in Investment Banking.
Total operating expenses of CHF 11,820 million were up 13% compared to 6M13, primarily reflecting 42% higher general and administrative expenses. In strategic businesses, total operating expenses of CHF 9,127 million decreased 4% compared to 6M13, mainly reflecting a 6% decrease in general and administrative expenses. In non-strategic businesses, total operating expenses of CHF 2,693 million increased 183% compared to 6M13, reflecting the litigation settlement charge of CHF 1,618 million recognized in the non-strategic results of the Private Banking & Wealth Management division.
The effective tax rate was 82.5% in 6M14, mainly reflecting the impact of the geographical mix of results, an income tax expense of CHF 151 million from a change in the New York state tax laws enacted during 6M14, the recognition of additional Swiss deferred tax assets relating to timing differences following certain changes in Swiss GAAP and the re-assessment of UK deferred tax assets resulting in a reduction of deferred tax assets on net operating losses. It also reflected that the majority of the litigation settlement charge was non-deductible. Overall, net deferred tax assets decreased CHF 657 million to CHF 5,134 million as of the end of 6M14 compared to 2013.

Condensed consolidated financial statements

Please refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q14 and 2Q14.

Exhibits
No. Description

12.1 Ratio of earnings to fixed charges

23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm

99.1 Credit Suisse Financial Report 2Q14

101.1 Interactive data files (XBRL-related documents) – Credit Suisse Group AG

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: July 31, 2014

By:

/s/ Brady W. Dougan

      Brady W. Dougan

      Chief Executive Officer

By:

/s/ David R. Mathers

      David R. Mathers

      Chief Financial Officer